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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 West 57th Street, 35th Floor

(No. and Street)

New York   **NY**   **10019**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Holmen   **212-354-6500**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC

(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park Suite 400   **Whippany**   **New Jersey**   **07981**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Robert Holmen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **StoneCastle Securities, LLC**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

XIOMARA LARIOS
Notary Public - State of New York
NO. 01LA6128825
Qualified in New York County
My Commission Expires 7/24/2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17A-5(e)(4)
- [ ] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONECASTLE SECURITIES, LLC

Statement of Financial Position
December 31, 2017

STONECASTLE SECURITIES, LLC

INDEX

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
StoneCastle Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Vert truly yours,

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 22, 2018

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	1,356,259
Due from broker, including clearing deposit of $350,000		2,327,125
Non-marketable security, at fair value		449,067
Prepaid expenses and other assets		108,117
Property and equipment, net		2,053
	$	4,242,621
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,788,215
Due to affiliate		65,000
Total liabilities		1,853,215
Member's equity		2,389,406
	$	4,242,621

See accompanying notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

StoneCastle Securities, LLC (the "Company" or "StoneCastle") is a corporation organized under the laws of the state of Delaware on March 8, 2004. The Company's operations consist primarily of engaging in the brokering or dealing of corporate debt securities and the placement of private placement securities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is permitted to engage in the following activities:

> Private placement of securities,
> Structuring fixed income structured finance transactions,
> Broker or dealer retailing corporate equity securities over-the-counter,
> Broker or dealer selling corporate debt securities, including collateralized debt obligations, collateralized loan obligations, and bank obligations such as trust preferred securities, preferred senior debt and CDs,
> U.S. government securities dealer,
> U.S. government securities broker,
> Municipal securities dealer,
> Municipal securities broker,
> Broker or dealer selling interests in mortgages or other receivables,
> Put and call broker or dealer or option writer,
> Non-exchange member arranging for transactions in listed securities by exchange member; and
> Trading securities for own account.

Basis of Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

These financial statements were approved by management and are available for issuance on February 22, 2018. Subsequent events have been evaluated through this date.

Due from Broker

The amount due from broker arises in the ordinary course of business and is pursuant to a clearing agreement with the clearing firm. Due from broker at December 31, 2017 includes a $350,000 clearing deposit.

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments - Definition and Hierarchy

In accordance with GAAP (Accounting Standards Codification 820), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP (Accounting Standards Codification 820), a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

All investments held by the Company are classified in Level 3 of the fair value hierarchy.

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques and Processes

The Company values investments in securities for which there is no ready market at fair value. As of December 31, 2017, total investments by the Company were comprised of an equity investment in a private mortgage company that was determined to be a Level 3 security for valuation purposes. The valuation of this security was based on unobservable inputs, including purchase price, liquidity and sale restrictions. The value as of December 31, 2017 reflects a 30% liquidity discount. See Note 2 – Fair Value Measurements.

Property and Equipment

Furniture and fixtures, computer equipment and office equipment are stated at cost less accumulated depreciation amortization. Depreciation is provided using the straight line method based upon estimated useful lives of five years.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company is a single member disregarded LLC entity, with a single member, for income tax reporting purposes and, accordingly, has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT is reflected on the books of the Company in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2017, UBT tax expense was $61,000 and is included in Due to affiliate as of December 31, 2017.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 31, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP (ASC 820). See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's investments measured at fair value as of December 31, 2017:

| | (Amounts in '000s) | | | |
	Level 1	Level 2	Level 3	Total
Investments				
Common stock	$ -	$ -	$ 449	$ 449
	$ -	$ -	$ 449	$ 449

For fair valuations using significant unobservable inputs, GAAP requires the Company to present a reconciliation of the beginning to ending balances for reported market values that presents changes attributable to total realized and unrealized gains or loss, purchase and sales, and transfers in and out of Level 3 during the period. Transfers in and out between levels are based on values at the end of a period. GAAP also requires the Company to disclose amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. A reconciliation of Level 3 investments is presented below:

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

2. Fair value measurements (continued)

Reconciliation of Level 3 Investments:

	Beginning Balance January 1, 2017	Realized Gains (Losses)	Change in Unrealized (Loss) for Investments still held at December 31, 2017	Purchase or Acquired	Distribution of non-marketable security	Transfer In	Transfer Out	Ending Balance December 31, 2017
(Amounts in '000s)								
Investment								
Common Stock	$ 685	$ -	$ (236)	$ -	$ -	$ -	$ -	$ 449

Level 3 valuations were based on the following (in thousands):

	Fair value as of 12/31/17	Valuation Techniques	Unobservable Inputs	Range
Common stock	$ 449	Prior transaction analysis	Discount for illiquidity and transfer restrictions	30%

3. Property and equipment

Property and equipment as of December 31, 2017 consist of the following:

Computer equipment	$	8,214
Less accumulated depreciation		6,161
	$	2,053

Depreciation expense amounted to $1,643 for the year ended December 31, 2017.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $1,830,169, which was $1,706,621 in excess of its minimum requirement of $123,548.

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

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5. Contingent liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2017, the Company has been named party to two legal actions. The Company intends to vigorously defend these actions as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of ongoing legal proceedings will not have a material adverse effect on the Company's statement of financial condition.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $350,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Related party transactions

Pursuant to an expense sharing agreement, the Company pays for office space, administrative services and equipment to the Company's parent. The expenses under this agreement for the year ended December 31, 2017 were $144,000 which is included in professional fees in the statement of operations.

The Company's parent, its affiliates and the Company, incur intercompany expenses resulting from certain transactions. These expenses are recorded in the accompanying statement of financial condition as due from parent and/or due to affiliate(s) to appropriately reflect the incurred obligations and the resulting liabilities. As of December 31, 2017 due to affiliate balance was $65,000.

STONECASTLE SECURITIES, LLC

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10. Commitments

The Company has entered into multiple agreements with various vendors to provide services. These services include market data, research, and communications. The lengths of the agreements are between 6 months and 1 year. Payments are pursuant to the terms of each agreement and are expensed as incurred.